Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2012 Annual General Meeting of Shareholders (the “Meeting”) of Orckit Communications Ltd. (the “Company” or “Orckit”) will be held on Monday, February 18, 2013 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purposes:

(1)	re-election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	reappointment of Kesselman & Kesselman as our independent auditors; and

(3)	consideration of our audited financial statements for the year ended December 31, 2011.

Shareholders of record at the close of business on January 9, 2013 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.  Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Eric Paneth Chairman of the Board of Directors Izhak Tamir President
Dated:  January 3, 2013

ORCKIT COMMUNICATIONS LTD.
126 Yigal Allon Street
Tel Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (“Ordinary Shares”), of Orckit Communications Ltd. (the “Company” or “Orckit”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) for use at the 2012 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders.  The Meeting will be held on Monday, February 18, 2013 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Annual General Meeting will be as follows:

(1)	re-election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	reappointment of Kesselman & Kesselman as our independent auditors; and

(3)	consideration of our audited financial statements for the year ended December 31, 2011.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters.  Please note that the uncontested election of directors is not considered a "routine" matter under such rules.  This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors.  Only shareholders of record at the close of business on January 9, 2013 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about January 14, 2013 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

As of December 30, 2012, 31,041,295 of our Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

The following table sets forth, as of December 30, 2012, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Ordinary Shares. Ordinary Shares issuable pursuant to options, warrants or convertible notes that are currently exercisable or exercisable or convertible within 60 days of December 30, 2012 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable. As of December 30, 2012, 31,041,295 of our Ordinary Shares were outstanding.

Identity of Person or Group	Number of Ordinary Shares		Percent Beneficially Owned
Izhak Tamir	4,850,409	(1)	15.6%
All directors and executive officers as a group (13 persons)	7,720,937	(2)	23.6%

(1)
Includes (i) 4,747,409 Ordinary Shares, (ii) 25,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $5.66 per share and (iii) 78,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

(2)
Includes 1,647,800 Ordinary Shares issuable upon the exercise of options, warrants and convertible notes held by our directors and executive officers that are currently vested or vest within 60 days following December 30, 2012.

AGENDA OF THE ANNUAL GENERAL MEETING

Item 1 – Re-election of Directors

At the Meeting, the shareholders will be asked to re-elect each of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil to our Board of Directors to serve until the next Annual General Meeting at which one or more directors are elected or his earlier resignation or removal. Messrs. Arkin and Motil are “independent directors” as defined under the NASDAQ rules (the “Companies Law”).

Our “outside directors”, as defined under the Companies Law, Moshe Nir, Amiram Levinberg and Naomi Steinfeld, were each elected at our 2011 annual general meeting for a three-year term.

The four nominees for election at the Meeting have been approved by the audit committee of the Board of Directors (the “Audit Committee”), acting as our nominating committee.

A brief biography of each nominee is set forth below:

Eric Paneth has been a director of Orckit since its founding in 1990 and Chairman of the Board since October 2012. He also served as our Chief Executive Officer from 1990 to September 2012 and as our Chairman of the Board of Directors from 1990 to July 2008.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was head of a technical department in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd., and he has served as its Chief Executive Officer since November 2008.  Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion.

Izhak Tamir has been President and a director of Orckit since its founding in 1990. He also served as our Chairman of the Board of Directors from July 2008 to September 2011. Mr. Tamir has also served as Chairman of the Board of our subsidiary, Orckit-Corrigent Ltd., since 2001 and Chief Executive Officer of Orckit-Corrigent since May 2007.  Mr. Tamir also served as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - the Israel Telecommunications Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir has served as Chairman of the Board of Directors of Tikcro Technologies Ltd. since January 2000 and was its Chief Executive Officer from August 2003 to December 2007. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University.

Jed M. Arkin has been a director of Orckit since August 2001. From January 2000 through April, 2007, Mr. Arkin served as Chairman of MadahCom, Inc., a manufacturer of digital wireless public alerting systems. MadahCom was acquired by Cooper Industries (NYSE: CBE) in April 2007. From March 2005 until April 2007, Mr. Arkin served as a director of Shamir Optical Industries Ltd. Since January 2005 he has been a director, and is currently Chairman, of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank.  From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm.  He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

Moti Motil has been a director of Orckit since November 2002. He also served as our Chairman of the Board of Directors from September 2011 to September 2012.  Since 1996, Mr. Motil has served as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and since 2006 has also served as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company.  Mr. Motil holds a B.A. degree in Economics and Accounting from Tel-Aviv University and he is a Certified Public Accountant in Israel.

Required Approval

Pursuant to our Articles of Association, the affirmative vote of the holders of 66-2/3% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Eric Paneth be re-elected to the Board of Directors, effective immediately.

RESOLVED, that Izhak Tamir be re-elected to the Board of Directors, effective immediately.

RESOLVED, that Jed M. Arkin be re-elected to the Board of Directors, effective immediately.

RESOLVED, that Moti Motil be re-elected to the Board of Directors, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Appointment of Independent Auditors

At the Meeting, the shareholders will be asked to approve the reappointment of Kesselman & Kesselman, independent certified public accountants in Israel, as our independent auditors until the next annual general meeting of shareholders. Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited. We intend to reappoint Kesselman & Kesselman as the auditor of our owned and controlled subsidiaries, as well. Kesselman & Kesselman are independent in accordance with applicable rules and regulations. A representative of the auditors is expected to be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act.

Required Approval

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kesselman & Kesselman be appointed as the independent auditors of the Company until the next annual general meeting of shareholders.

RESOLVED, that the Board of Directors be authorized to delegate to the Audit Committee the authority to fix the fees paid to the Company’s independent auditors.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 - Consideration of Financial Statements

Our audited financial statements for the year ended December 31, 2011 are included in a Form 6-K, which we filed with the SEC on May 15, 2012. You may read and copy such report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.  No vote is required with respect to this Item 3.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Eric Paneth Chairman of the Board Izhak Tamir President

Dated:  January 3, 2013